FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                November 1, 2002


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                   Form 20-F    X                  Form 40-F
                              -----                          -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                    Yes                            No    X
                         -----                         -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.



                                                                Total Pages: 4


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17 September 2002

                SMITH & NEPHEW 2002 PRELIMINARY RESULTS TIMING


Smith & Nephew, the global advanced medical devices company, today announced that its 2002 Preliminary Results will be released on Thursday 6 February 2003. This will coincide with the American Academy of Orthopaedic Surgeons
(AAOS) meeting in New Orleans, which many financial analysts will be attending.

The results will be released to the London and New York Stock Exchanges at 12 noon GMT, 6am US Central time.

A simultaneous analyst meeting will be held in London at 2pm GMT and in New Orleans at 8am Central time. The presentations will be linked by satellite and will combine an overview of the financial results with the new product update on the orthopaedic and endoscopy businesses, which takes place each year at the orthopaedic academy meeting. The presentations will also be webcast live via the Internet.




Enquiries:

Angie Craig, Director of Corporate Affairs       Tel: +44 (0)20 7401 7646
Smith & Nephew plc

Jonathan Birt                                    Tel: +44 (0) 20 7831 3113
Financial Dynamics



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11th October 2002


SMITH & NEPHEW PLC SEEKS TO ACQUIRE DERMAGRAFT JOINT VENTURE DURING ADVANCED TISSUE SCIENCES CHAPTER 11 PETITION

Further to the announcement by Advanced Tissue Sciences, Inc. (ATIS) that it is filing a voluntary petition for reorganisation under Chapter 11 of the US Bankruptcy Code, Smith & Nephew plc, the global advanced medical devices company, announces that ATIS is petitioning the court concerned to allow Smith & Nephew to acquire ATIS' 50% share of the Dermagraft joint venture for $12m.

ATIS is a US-based tissue engineering company and Smith & Nephew's partner in a joint venture for the marketing and manufacture of Dermagraft(R), a tissue-engineered dermal replacement for use in treating hard-to-heal diabetic foot ulcers, and TransCyte(R), a temporary skin cover for treating serious burns.

Subject to certain conditions and the approval of the bankruptcy court, the acquisition should be completed by the end of the year. In the meantime Smith & Nephew will work with the management of ATIS and advance up to $5m of the acquisition consideration, so as to maintain continuity of supply of Dermagraft(R) and TransCyte(R) and achieve an orderly transition of skills and resources from ATIS.




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


The acquisition of ATIS' share of the joint venture will require Smith & Nephew to bear an increased share of the start-up costs of the venture of some $18m over 2003 and 2004. This is more than counterbalanced by the benefit of attaining full control and with breakeven targeted in 2005 and 100% of profits thereafter. Smith & Nephew's underlying mid-teens EPS growth target remains unchanged.

Since the US launch of Dermagraft(R) last year, clinicians have received the product favourably and reimbursement for Dermagraft(R) is progressing to plan. Coverage policies for the use of Dermagraft(R) in treating diabetic foot ulcers have now been established to cover about half of the potential Medicare beneficiaries. Combined sales of Dermagraft(R) and TransCyte(R) are expected to reach $8 million during 2002.

Chris O'Donnell, Chief Executive of Smith & Nephew, said: `Dermagraft(R) and TransCyte(R) are offering excellent therapeutic benefits to patients. Whilst it is disappointing that Advanced Tissue Sciences cannot continue to fund the Dermagraft(R) joint venture, we believe it will benefit both Smith & Nephew and wound care patients to acquire control and realise the full potential of these products.'


Enquiries:

Chris O'Donnell, Chief Executive                      Tel: +44 (0) 20 7401 7646
Smith & Nephew plc

Peter Hooley, Finance Director                        Tel: +44 (0) 20 7401 7646
Smith & Nephew plc

Angie Craig, Corporate Affairs Director               Tel: +44 (0) 20 7401 7646
Smith & Nephew plc

David Yates/Jonathan Birt                             Tel: +44 (0) 20 7831 3113
Financial Dynamics



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